FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For January 2016

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road

Cambridge CB1 9NJ

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No          X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

_____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated January 20, 2016 – ARM Unveils its Highest Performing, Most Power-Efficient 4K-Capable Mobile Display Processor
2.	Press release dated January 21, 2016 – Blocklisting Interim Review
3.	Press release dated February 1, 2016 – Total Voting Rights

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 4, 2016

ARM HOLDINGS PLC.

By: /s/ Chris Kennedy

Name: Chris Kennedy

Title: Chief Financial Officer

Item 1

ARM Unveils its Highest Performing, Most Power-Efficient 4K-Capable Mobile Display Processor

20 January 2016

ARM Unveils its Highest Performing, Most Power-Efficient 4K-Capable Mobile Display Processor

Cambridge, UK, Jan. 20, 2016 – ARM has launched its highest performing and most power-efficient 4K-capable display processor to offer cost-effective, highly efficient and superior viewing experiences. The ARM® Mali™-DP650 display processor aims to drive new visual content and gaming experiences on mobile devices and act as a content passport for users as they move from a smaller mobile screen to a larger screen, such as a 4K smart television.

"The Mali-DP650 display processor will enable mobile screens with multiple composition layers, for graphics and video, at Full HD (1920x1080 pixels) resolutions and beyond while maintaining excellent picture quality and extending battery life," said Mark Dickinson, general manager, media processing group, ARM. "Smartphones and tablets are increasingly becoming content passports, allowing people to securely download content once and carry it to view on whichever screen is most suitable. The ability to stream the best quality content from a mobile device to any screen is an important capability ARM Mali display technology delivers."

Mali-DP650 supports a diverse range of display resolutions. It is optimized for 2.5K formats including WQXGA (2560x1600 pixels) for tablets and WQHD (2560x1440 pixels) for a mobile screen. The ability to stream 4K (3840x2160 pixels) content from a mobile device to larger screens is also making the production of higher quality visual materials more cost-effective as viewers can get access wherever they are.

"The mobile market is transitioning quickly toward high resolution products beyond Full HD, with 2.5K the most popular choice now and 4K a priority target," said Lingyun Shi, director of research, BOE Technology Group Co Ltd, one of the world's leading suppliers of semiconductor display technologies, products and services. "BOE and ARM have formed a valuable partnership to ensure each other's complementing display products are future-proofed. The ARM Mali-DP650 display processor caters to this as it is optimized for 2.5K but is also 4K capable, and by using split display mode to double the available pixel data rate along with a variable refresh it enables higher resolutions in a highly energy-efficient way."

Additional Mali-DP650 in detail:

·	Mali-DP650 supports an array of advanced features including up to seven display layer composition, rotation, high-quality scaling and energy-efficient technologies such as ARM Frame Buffer Compression (AFBC) within a very small silicon area

·	By doubling the size of AXI bus to 128-bit and providing a MMU pre-fetcher solution, Mali-DP650 can support more 4K composition layers and offers higher memory system latency tolerance than the Mali-DP550 display processor

·	Mali-DP650 is designed to efficiently connect to ARM's System MMU (ARM CoreLink™ MMU-500) enabling systems to achieve up to 4K at 60fps display resolutions

·	The split-display mode feature enables MIPI D-PHY solutions to deliver resolutions beyond 1080p to mobile panels and Variable Refresh Rate (VRR) support allows for panel power saving, further extending the battery life

·	Mali-DP650 is delivered with software support for the latest version of AndroidTM optimized to work alongside the Mali-GPU and Mali-Video drivers.

Ends

Contacts:
Phil Hughes
+1 512-694-7382
Director of Product PR, ARM
phil.hughes@arm.com

About ARM

ARM (LSE: ARM, NASDAQ: ARMH.US) designs technology at the heart of the world's most advanced digital products. We are enabling the development of new markets and transformation of industries and society, invisibly creating opportunity for a globally connected population. Our scalable, energy-efficient processor designs and related technologies deliver intelligence wherever computing happens, ranging from sensors to servers, including smartphones, tablets, digital TVs, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 75 billion System on Chip (SoCs) containing our intellectual property. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com.

All information is provided "as is" and without warranty or representation. This document may be shared freely, attributed and unmodified. ARM, CoreLink Mali are trademarks or registered trademarks of ARM Limited (or its subsidiaries). All other brands or product names are the property of their respective holders. © 1995-2016 ARM Group.

Item 2

Blocklisting Interim Review

RNS Number : 6034M

ARM Holdings PLC

 21 January 2016

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 21 January 2016

Name of applicant:		ARM Holdings plc
Name of scheme:		ARM Holdings plc Executive Share Option Scheme
Period of return:	From:	15 July 2015	To:	14 January 2016
Balance of unallotted securities under scheme(s) from previous return:		7,007,218
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		Nil
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		7,007,218

Name of contact:	Ian Thornton
Telephone number of contact:	+44 1223 400796

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 21 January 2016

Name of applicant:		ARM Holdings plc
Name of scheme:		ARM Holdings plc Stock Option Plan
Period of return:	From:	15 July 2015	To:	14 January 2016
Balance of unallotted securities under scheme(s) from previous return:		18,260,006
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		Nil
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		18,260,006

Name of contact:	Ian Thornton
Telephone number of contact:	+44 1223 400796

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 21 January 2016

Name of applicant:		ARM Holdings plc
Name of scheme:		ARM Holdings plc NQ US schemes
Period of return:	From:	15 July 2015	To:	14 January 2016
Balance of unallotted securities under scheme(s) from previous return:		39,405,368
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		Nil
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		39,405,368

Name of contact:	Ian Thornton
Telephone number of contact:	+44 1223 400796

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 21 January 2016

Name of applicant:		ARM Holdings plc
Name of scheme:		ARM Holdings plc Savings Related Share Scheme
Period of return:	From:	15 July 2015	To:	14 January 2016
Balance of unallotted securities under scheme(s) from previous return:		1,017,361
Plus: The amount by which the block scheme(s) :		Nil

has been increased since the date of the last return (if any increase has been applied for)	Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):	Nil
Equals: Balance under scheme(s) not yet issued/allotted at end of period:	1,017,361

Name of contact:	Ian Thornton
Telephone number of contact:	+44 1223 400796

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 21 January 2016

Name of applicant:		ARM Holdings plc
Name of scheme:		ARM Holdings plc Unapproved Share Option Scheme
Period of return:	From:	15 July 2015	To:	14 January 2016
Balance of unallotted securities under scheme(s) from previous return:		45,710,430
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		Nil
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		45,710,430

Name of contact:	Ian Thornton
Telephone number of contact:	+44 1223 400796

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 21 January 2016

Name of applicant:		ARM Holdings plc
Name of scheme:		ARM Holdings plc Savings Related Share Option Plan
Period of return:	From:	15 July 2015	To:	14 January 2016
Balance of unallotted securities under scheme(s) from previous return:		216,721
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		Nil
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		216,721

Name of contact:	Ian Thornton
Telephone number of contact:	+44 1223 400796

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 21 January 2016

Name of applicant:		ARM Holdings plc
Name of scheme:		ARM Holdings plc Employee Equity Plan
Period of return:	From:	15 July 2015	To:	14 January 2016
Balance of unallotted securities under scheme(s) from previous return:		5,260,152
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		Nil
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		5,260,152

Name of contact:	Ian Thornton
Telephone number of contact:	+44 1223 400796

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 21 January 2016

Name of applicant:		ARM Holdings plc
Name of scheme:		ARM Holdings plc Long Term Incentive Plan
Period of return:	From:	15 July 2015	To:	14 January 2016
Balance of unallotted securities under scheme(s) from previous return:		3,061,084
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		Nil
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		3,061,084

Name of contact:	Ian Thornton
Telephone number of contact:	+44 1223 400796

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 21 January 2016

Name of applicant:		ARM Holdings plc
Name of scheme:		ARM Holdings plc Deferred Annual Bonus Plan
Period of return:	From:	15 July 2015	To:	14 January 2016
Balance of unallotted securities under scheme(s) from previous return:		3,539,003
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under		Nil

scheme(s) during period (see LR3.5.7G):	Nil
Equals: Balance under scheme(s) not yet issued/allotted at end of period:	3,539,003

Name of contact:	Ian Thornton
Telephone number of contact:	+44 1223 400796

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 21 January 2016

Name of applicant:		ARM Holdings plc
Name of scheme:		ARM Holdings plc US Employee Stock Purchase Plan
Period of return:	From:	15 July 2015	To:	14 January 2016
Balance of unallotted securities under scheme(s) from previous return:		1,392,230
Plus: The amount by which the block scheme(s) has been increased since the date of the last		Nil

return (if any increase has been applied for):	Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):	261,000
Equals: Balance under scheme(s) not yet issued/allotted at end of period:	1,131,230

Name of contact:	Ian Thornton
Telephone number of contact:	+44 1223 400796

This information is provided by RNS

The company news service from the London Stock Exchange

END

Item 3

Total Voting Rights

RNS Number : 5920N

ARM Holdings PLC

01 February 2016

ARM Holdings plc - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

ARM Holdings plc's issued share capital as at 31 January 2016 consists of 1,412,436,842 ordinary shares of .05 pence each with voting rights.  ARM Holdings plc currently holds 7,231,108 ordinary shares in Treasury.

Therefore, the total number of voting rights in ARM Holdings plc is 1,405,205,734.

The above figure 1,405,205,734 may be used by shareholders as the denominator for their calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, ARM Holdings plc under the FCA's Disclosure and Transparency Rules.

End

This information is provided by RNS

The company news service from the London Stock Exchange

END